FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-180779-01
October 3, 2012

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

The depositor has filed a registration statement (including a prospectus) with the SEC (File Number 333-180779) for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649 or by e-mail to prospectus@ms.com.

This free writing prospectus does not contain all information that is required to be included in the  prospectus and the prospectus supplement.

IMPORTANT NOTICE RELATING TO AUTOMATICALLY GENERATED EMAIL DISCLAIMERS

Any legends, disclaimers or other notices that may appear at the bottom of, or attached to, the email communication to which this material may have been attached are not applicable to these materials and should be disregarded.  Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another email system.

$978,846,000 (Approximate)
Morgan Stanley Bank of America Merrill Lynch Trust 2012-C6
as Issuing Entity
Morgan Stanley Capital I Inc.
as Depositor
Morgan Stanley Mortgage Capital Holdings LLC
Bank of America, National Association
as Sponsors and Mortgage Loan Sellers

COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2012-C6

This free writing prospectus relates to Morgan Stanley Capital I Inc.’s offering of Classes A-1, A-2, A-3, A-4, A-S, B, PST and C of its Series 2012-C6 Commercial Mortgage Pass-Through Certificates and clarifies, updates or adds the following information as it relates to (i) the free writing prospectus, dated September 27, 2012 and filed with the Securities and Exchange Commission under accession number 0001539497-12-000593 (the “Free Writing Prospectus”; capitalized terms not defined herein are used as defined in the Free Writing Prospectus) and (ii) the free writing prospectus also designated as the “Structural and Collateral Term Sheet”, dated September 27, 2012 and filed with the Securities and Exchange Commission under accession number 0001539497-12-000589 (the “Term Sheet”):

Structural Updates

●	The Class X-B Certificates are expected to be rated “A(sf)” and “A1(sf)” by each of Fitch and Moody’s, rather than “A(sf)” and “A2(sf),” respectively.

●	The Class X-C Certificates are expected to be rated “NR” and “B2(sf)” by each of Fitch and Moody’s, rather than “NR” and “B1(sf),” respectively.

Collateral Updates

●
With respect to the mortgage loan identified on Appendix I to the Free Writing Prospectus as “Hyatt Regency Austin”, the sentence that reads “According to the appraiser, the total market, encompassing an approximately

6.5-mile radius, is currently served by approximately 8,491 rooms in 47 open hotels.” on page III-13 of the Free Writing Prospectus and on page T-33 of the Term Sheet is replaced with the following:  “According to the appraiser, the greater market is currently served by approximately 6,960 rooms in 37 hotels.”

●
With respect to the mortgage loan identified on Appendix I to the Free Writing Prospectus as “One Canal Place,” the sentence that reads “The four comparable rental properties with similar downtown characteristics were on average 2.0% vacant with an average rental rate of $48 PSF.” on page III-68 of the Free Writing Prospectus and page T-88 of the Term Sheet is deleted.

●
With respect to the mortgage loan identified on Appendix I to the Free Writing Prospectus as “989 Sixth Avenue,” the lease expiration date for the fourth largest tenant, “Massachusetts Department of Revenue,” is April 30, 2013, rather than June 15, 2013.

Other Updates

●
With respect to Bank of America, National Association, the table on page S-78 of the Free Writing Prospectus entitled “Origination Volume” is updated (i) to replace the heading “Land” with “Land (Leased Fee)” and (ii) to replace the amounts in the last column with the following, representing amounts as of September 30, 2012:

Multifamily	$0
Office	313,075,000
Retail	1,382,258,000
Industrial	34,130,000
Manufactured Housing	96,355,000
Self Storage	42,110,000
Lodging	758,857,000
Mixed Use	0
Land (Leased Fee)	67,700,000
Total	$2,694,485,000

General

USE OF PROCEEDS

We will apply the net proceeds of the offering of the Offered Certificates towards the simultaneous purchase of the mortgage loans from the mortgage loan sellers and to the payment of expenses in connection with the issuance of the Offered Certificates.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have entered into an Underwriting Agreement, dated the date of this prospectus supplement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated.  Subject to the terms and conditions set forth in the Underwriting Agreement, we have agreed to sell to each Underwriter, and each Underwriter has agreed severally to purchase from us, the respective aggregate Certificate Principal Balance of each class of Offered Certificates presented below.

Underwriters	Class A-1	Class A-2	Class A-3	Class A-4	Class A-S

Morgan Stanley & Co. LLC	$	$	$	$	$

Merrill Lynch, Pierce, Fenner & Smith Incorporated	$	$	$	$	$

Total	$	$	$	$	$

Underwriters	Class B	Class PST	Class C

Morgan Stanley & Co. LLC	$	$	$

Merrill Lynch, Pierce, Fenner & Smith Incorporated	$	$	$

Total	$	$	$

Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated will act as co-lead managers and co-bookrunners with respect to the Offered Certificates.

The Underwriting Agreement provides that the obligations of the Underwriters are subject to conditions precedent, and that the Underwriters severally will be obligated to purchase all of the Offered Certificates if any are purchased.  In the event of a default by an Underwriter, the Underwriting Agreement provides that the purchase commitment of the non-defaulting Underwriter may be increased.  The depositor expects to receive from this offering approximately $          , plus accrued interest from October 1, 2012, before deducting expenses of the offering.

The Underwriters have advised us that they will propose to offer the Offered Certificates from time to time for sale in one or more negotiated transactions or otherwise at varying prices to be determined at the time of sale.  The Underwriters may effect such transactions by selling such classes of Offered Certificates to or through dealers and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriters and any purchasers of such classes of Offered Certificates for whom they may act as agent.

One or more affiliates of the Underwriters have entered into and may, in the future, enter into other financing arrangements with affiliates of some or all of the borrowers.  Affiliates of the Underwriters, including Morgan Stanley Mortgage Capital Holdings LLC and Bank of America, National Association, engage in, and intend to continue to engage in, the acquisition, development, operation, financing and disposition of real estate-related assets in the ordinary course of their business, and are not prohibited in any way from engaging in business activities similar to or competitive with those of the borrowers.  See “Risk Factors—Risks Related to Conflicts of Interest” in this prospectus supplement.

Each Underwriter has represented and agreed, that:

(a)           in the United Kingdom, it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any Offered Certificates in circumstances in which Section 21(1) of the FSMA does not apply to the Issuing Entity; and

(b)           it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offered Certificates in, from or otherwise involving the United Kingdom.

In relation to each Relevant Member State, each Underwriter has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of the Certificates which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant Member State other than:

(a)           to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

(b)           to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by the depositor for any such offer; or

(c)           in any other circumstances falling within article 3(2) of the Prospectus Directive;

provided, that no such offer of the Offered Certificates referred to in clauses (a) to (c) above shall require the Issuing Entity or any Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the prior paragraph, the expression an “offer of the Certificates which are the subject of the offering contemplated by this prospectus supplement to the public” in relation to any Offered Certificate in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Certificates to be offered so as to enable an investor to decide to purchase or subscribe to the Offered Certificates, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State.

Each Underwriter has agreed that it will not offer or sell any Offered Certificates, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person, or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws and regulations.  For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws and regulations of Japan.

In connection with the offering, the Underwriters may purchase and sell the Offered Certificates in the open market.  These transactions may include purchases to cover short positions created by an Underwriter in connection with the offering.  Short positions created by an Underwriter involve the sale by the Underwriter of a greater number of Offered Certificates than it is required to purchase from the depositor in the offering.  An Underwriter also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the securities sold in the offering may be reclaimed by the Underwriter if the Offered Certificates are repurchased by the Underwriter in covering transactions.  These activities may maintain or otherwise affect the market price of the Offered Certificates, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time.  These transactions may be effected in the over-the-counter market or otherwise.

The Offered Certificates are offered by the Underwriters when, as and if issued by the Issuing Entity and delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part.  It is expected that delivery of the Offered Certificates will be made in book-entry form through the facilities of DTC against payment therefor on or about October     , 2012, which is the     business day following the first date of pricing of the Offered Certificates.

Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three (3) business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade Offered Certificates in the secondary market prior to such delivery should specify a longer settlement cycle, or should refrain from specifying a shorter settlement cycle, to the extent that failing to do so would result in a settlement date that is earlier than the date of delivery of such Offered Certificates.

The Underwriters and any dealers that participate with the Underwriters in the distribution of the Offered Certificates may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of such classes of Offered Certificates by them may be deemed to be underwriting discounts or commissions, under the Securities Act of 1933, as amended.

We and the sponsors have agreed to indemnify the Underwriters against civil liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect of such liabilities.

One or more of the Underwriters currently intend to make a secondary market in the Offered Certificates, but they are not obligated to do so.

The depositor is an affiliate of Morgan Stanley & Co. LLC, an Underwriter, and Morgan Stanley Mortgage Capital Holdings LLC, one of the sponsors, mortgage loan sellers and originators.  Merrill Lynch, Pierce, Fenner & Smith Incorporated, an Underwriter, is an affiliate of Bank of America, National Association, a mortgage loan seller, an originator, a sponsor and the master servicer.

A substantial portion of the net proceeds of this offering (after the payment of underwriting compensation and transaction expenses) are intended to be directed to affiliates of Morgan Stanley & Co. LLC, one of the Underwriters and one of the co-lead managers and co-bookrunners for this offering, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the Underwriters and one of the co-lead managers and co-bookrunners for this offering.  That flow of funds will occur by means of the collective effect of the payment by the Underwriters to the depositor of the purchase price for the Offered Certificates and (i) the payment by the depositor to Morgan Stanley Mortgage Capital Holdings LLC (an affiliate of Morgan Stanley & Co. LLC), in its capacity as a sponsor, of the purchase price for the MSMCH Mortgage Loans and (ii) the payment by the depositor to Bank of America, National Association (an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated), in its capacity as a sponsor, of the purchase price for the Bank of America Mortgage Loans.  As a result of the circumstances described above, Morgan

Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated have a “conflict of interest” within the meaning of Rule 5121 of the consolidated rules of The Financial Industry Regulatory Authority, Inc.  In addition, other circumstances exist that result in the Underwriters or their affiliates having conflicts of interest, notwithstanding that such circumstances may not constitute a “conflict of interest” within the meaning of such Rule 5121.  See “Risk Factors—Risks Related to Conflicts of Interest—Conflicts of Interest of the Underwriters” in this prospectus supplement.

This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The information in this free writing prospectus, if conveyed prior to the time of your contractual commitment to purchase any of the Offered Certificates, supersedes any conflicting information contained in the Free Writing Prospectus, the Term Sheet and any other prior similar materials relating to the Offered Certificates.  The information in this free writing prospectus may be amended or supplemented.  This free writing prospectus is being delivered to you solely to provide you with information about the offering of the Offered Certificates referred to in this free writing prospectus and to solicit an offer to purchase the Offered Certificates, when, as and if issued.  Any such offer to purchase made by you will not constitute a contractual commitment by you to purchase or give rise to an obligation by the underwriters to sell any of the Offered Certificates until the underwriters have accepted your offer to purchase Offered Certificates; any “indications of interest” expressed by you, and any “soft circles” generated by us, will not create binding contractual obligations for you or us.

IRS CIRCULAR 230 NOTICE

THIS FREE WRITING PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL, STATE OR LOCAL TAX PENALTIES.  THIS FREE WRITING PROSPECTUS IS WRITTEN AND PROVIDED BY THE UNDERWRITERS IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN.  INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.